EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
Maxim Integrated Products UK Limited	United Kingdom
Maxim GmbH	Germany
Maxim SARL	France
Maxim Integrated Products Netherlands B.V.	Netherlands
Maxim Integrated Products GmbH	Austria
Maxim Japan Co., Ltd.	Japan
Maxim Integrated Products Korea, Inc.	Korea
Maxim Phil. Assembly Corporation	Philippines
Maxim Phil. Operating Corporation	Philippines
Maxim Phil. Holding Corporation	Philippines
Maxim Phil. Land Corporation *	Philippines

* This Subsidiary is 40% owned by the Registrant.

Name of Subsidiary	Jurisdiction of Incorporation
Maxim Integrated Products Switzerland AG	Switzerland
Maxim Integrated Products (Thailand) Co., Ltd.	Thailand
Maxim India Integrated Circuit Design Private Limited	India
Maxim Mikroelektronik Tasarim ve Gelistirme Ltd. Sti	Turkey
Maxim Nordic ApS	Denmark
Maxim Dallas/Direct, Inc.	Delaware
Dallas Semiconductor Corporation (Taiwan)	Delaware
Dallas Semiconductor Philippines, Inc.	Philippines
Maxim Integrated Products Asia Limited	Hong Kong
Chartec Laboratories A/S	Denmark
Chartec Laboratories Holding ApS	Denmark
Maxim Dallas (Shanghai) Semiconductor Trading Co. Ltd.	China
MIP Chandler LLC	Delaware
Mobilygen Corporation	California
Mobilygen Israel Ltd.	Israel

Innova Card	France
Maxim International Holding, Inc.	Delaware
Maxim Technology Ltd.	Cayman Islands
Maxim (I.P.) Enterprise Solutions Corporation	Philippines